SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Flight Safety Technologies

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33942T207

(CUSIP Number)

August 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33942T207	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 823,700[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 823,700[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,700[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.03%[2]
12	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 823,700 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Based on 8,215,210 shares of Common Stock outstanding at April 10, 2006, as reported in Flight Safety Technologies’ Quarterly Report on Form 10-QSB for the quarter ended February 28, 2006 filed with the Securities and Exchange Commission on April 14, 2006.

CUSIP No. 33942T207	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 823,700
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 823,700
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.03%[1]
12	TYPE OF REPORTING PERSON* PN

———————

1

Based on 8,215,210 shares of Common Stock outstanding at April 10, 2006, as reported in Flight Safety Technologies’ Quarterly Report on Form 10-QSB for the quarter ended February 28, 2006 filed with the Securities and Exchange Commission on April 14, 2006.

CUSIP No. 33942T207	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	5	SOLE VOTING POWER 2,600
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,600
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%[1]
12	TYPE OF REPORTING PERSON* EP

———————

1

Based on 8,215,210 shares of Common Stock outstanding at April 10, 2006, as reported in Flight Safety Technologies’ Quarterly Report on Form 10-QSB for the quarter ended February 28, 2006 filed with the Securities and Exchange Commission on April 14, 2006.

CUSIP No. 33942T207	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	5	SOLE VOTING POWER 840,300
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 840,300
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,300[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.06%[1]
12	TYPE OF REPORTING PERSON* IN

———————

1

Based on 8,215,210 shares of Common Stock outstanding at April 10, 2006, as reported in Flight Safety Technologies’ Quarterly Report on Form 10-QSB for the quarter ended February 28, 2006 filed with the Securities and Exchange Commission on April 14, 2006.

2

Includes 823,700 shares of Common Stock owned by SACC Partners LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of 823,700 shares owned of record by SACC Partners LP.  Also includes 2,600 shares of Common Stock owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 2,600 shares owned of record by B. Riley & Co. Retirement Trust.  Does not include 14,000 shares of Common Stock owned by custodial accounts of Mr. Riley’s children.  Although Mr. Riley, in his role as custodian for the children’s accounts, controls the voting and investment decisions, Mr. Riley disclaims beneficial ownership of the 14,000 shares owned by his children in their custodial accounts.

CUSIP No. 33942T207	13G	Page 6 of 8 Pages

Item 1.

(a) Name of Issuer

Flight Safety Technologies

(b) Address of Issuer’s Principal Executive Offices

28 Cottrell St.

Mystic, CT 06355

Item 2.

(a) Name of Person Filing

SACC Partners LP (Delaware limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co. Retirement Trust (employee benefit plan)

Mr. Bryant R. Riley (individual residing in California)

(b) Address of Principal Business Office or, if none, Residence

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

33942T207

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	X	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	X	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 33942T207	13G	Page 7 of 8 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 826,300

(b) Percent of class: 10.06%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 840,300

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 840,300

(iv)Shared power to dispose or to direct the disposition of 0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33942T207	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2006

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley